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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   1  )*
                                            -----


                                Urologix, Inc.
   -------------------------------------------------------------------------
                               (Name of Issuer)



                    Common Stock, Par Value $.01 Per Share
   -------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  917273 10 4
                        ------------------------------
                                (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))



                               Page 1 of 5 Pages
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CUSIP NO.  917273 10 4       13G                               PAGE 2 OF 5 PAGES
----------------------                                         -----------------


1  NAME OF REPORTING PERSON:           John M. Reid
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
   (A) / /
   (B) / /
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3  SEC USE ONLY
--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   The Reporting Person is a citizen of the United States.
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                                       5  SOLE VOTING POWER
  NUMBER OF
                                            560,087
    SHARES
                                       6  SHARED VOTING POWER
 BENEFICIALLY
                                            -0-
   OWNED BY
                                       7  SOLE DISPOSITIVE POWER
     EACH
                                            560,087
  REPORTING
                                       8  SHARED DISPOSITIVE POWER
    PERSON
                                            -0-
    WITH:
--------------------------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   560,087
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)
    /  /
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.0%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
--------------------------------------------------------------------------------
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                                                               PAGE 3 OF 5 PAGES
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ITEM 1.

     (a)  Name of Issuer

          The name of the issuer is Urologix, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          The address of the principal executive offices of the Issuer is: 14405 21st Avenue North, Minneapolis, MN 55447

ITEM 2.

     (a) Name of Person Filing. This statement is being filed by John M. Reid, an individual (the "Reporting Person").

     (b) Address of Principal Business Office or, if none, Residence. The principal address of the Reporting Person is 195 Bunker Hill Avenue, Stratham, NH 03885.

     (c)  Citizenship.  The Reporting Person is a citizen of the United States.

     (d)  Title of Class of Securities.  Common Stock, $.01 par value.

     (e)  CUSIP Number. 91273 10 4

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  / /  Broker or Dealer registered under Section 15 of the Act

     (b)  / /  Bank as defined in Section 3(a)(6) of the Act

     (c)  / /  Insurance Company as defined in Section 3(a)(19) of the Act

     (d) / / Investment Company registered under Section 8 of the Investment Company Act

     (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F)

     (g) / / Parent Holding Company, in accordance with (S)240.13d-1(b)(ii)(G) (Note: See Item 7)

     (h)  / /  Group, in accordance with (S)240.13d-1(b)(ii)(H)

          Not Applicable.
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                                                               PAGE 4 OF 5 PAGES
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ITEM 4.   Ownership

          As of December 31, 1997, the Reporting Person's beneficial ownership of shares of the Issuer was as follows:

     (a)  Amount Beneficially Owned - 560,087 shares

     (b)  Percent of Class - 5.0%

     (c) Of the shares beneficially owned by the Reporting Person, the Reporting Person has the power to vote or dispose of the shares as follows:

          (i)    Sole power to vote or direct the vote - 560,087 shares (See
                 Item 4(a))
          (ii)   Shared power to vote or direct the vote - 0
          (iii) Sole power to dispose or direct the disposition of -560,087 shares (See Item 4(a))
          (iv)   Shared power to dispose or direct the disposition of  - 0

ITEM 5.   Ownership of Five Percent or less of a Class

          Not Applicable.

ITEM 6.   Ownership of More Than Five Percent on Behalf of Another Person

          Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding Company.

          Not Applicable.

ITEM 8.   Identification and Classification of Members of the Group

          Not Applicable.

ITEM 9.   Notice of Dissolution of Group

          Not Applicable.

ITEM 10.  Certification

          Not Applicable.
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                                                               PAGE 5 OF 5 PAGES
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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


January 23, 1998                    /s/ John M. Reid
                                    -----------------------------------------
                                        John M. Reid